Exhibit 12(a)
PPL CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2008 (a)	2007 (a)	2006 (a)	2005 (a)	2004 (a)
Earnings, as defined:
Income from Continuing Operations Before Income Taxes (b) (c)	$1,357	$1,281	$1,099	$780	$849
Less earnings of equity method investments	1	3	4	5	3
Distributed income from equity method investments	1	5	3	5	5
	1,357	1,283	1,098	780	851

Total fixed charges as below	568	609	559	569	563
Less:
Capitalized interest	59	58	24	9	6
Preferred security distributions of subsidiaries on a pre-tax basis	27	23	24	5	5
Interest expense related to discontinued operations	8	35	36	37	30
Total fixed charges included in Income from Continuing Operations Before Income Taxes	474	493	475	518	522

Total earnings	$1,831	$1,776	$1,573	$1,298	$1,373

Fixed charges, as defined:
Interest on long-term debt (b)	$478	$522	$482	$480	$496
Interest on short-term debt and other interest	28	35	13	29	20
Amortization of debt discount, expense and premium - net	12	8	11	23	8
Estimated interest component of operating rentals	22	21	29	32	34
Preferred securities distributions of subsidiaries on a pre-tax basis	27	23	24	5	5
Fixed charges of majority-owned share of 50% or less-owned persons	1

Total fixed charges (d)	$568	$609	$559	$569	$563

Ratio of earnings to fixed charges	3.2	2.9	2.8	2.3	2.4
Ratio of earnings to combined fixed charges and preferred stock dividends (e)	3.2	2.9	2.8	2.3	2.4

(a)
Certain line items have been revised due to the anticipated sales of the Long Island generation business and the majority of the Maine hydroelectric generation business and the related reclassification of operating results to Discontinued Operations.  See Note 10 to the Financial Statements for additional information.

(b)	2005 and 2004 were revised to reflect the retrospective application of FSP APB 14-1. See Note 1 to the Financial Statements for additional information.
(c)	Revised to reflect the retrospective application of SFAS 160. See Note 1 to the Financial Statements for additional information.
(d)	Interest on unrecognized tax benefits is not included in fixed charges.
(e)
PPL, the parent holding company, does not have any preferred stock outstanding; therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.